UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Common Stock Underlying Warrants)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)
$28,427,503.05	$3,539.22

(1)	Estimated for purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of 10,567,845 shares of common stock (the “Offer to Exercise”), representing warrants issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share (collectively, the “Series W Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $2.69 per share of common stock, which represents the average of the high and low sales price of the common stock on January 5, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,539.22	Filing Party: PAVmed Inc.
Form or Registration Number: Schedule TO	Date Filed: January 11, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by PAVmed Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on January 11, 2018, and amended by Amendment No. 1 thereto filed by the Company with the SEC on January 26, 2018 (as amended, this “Schedule TO”), in connection with the Company’s offer to the holders of outstanding warrants to purchase 10,567,845 shares of the Company’s common stock issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Series W Warrants”), the opportunity to exercise the Series W Warrants at a temporarily reduced exercise price of $2.00 per share of common stock, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Common Stock, dated January 11, 2018 and filed as Exhibit (a)(1)(B) to this Schedule TO, as supplemented by the Supplement to Offer to Exercise Warrants to Purchase Common Stock, dated January 26, 2018 and filed as Exhibit (a)(1)(H) to this Schedule TO (the “Supplement,” and the Original Offer to Exercise, as supplement by the Supplement, the “Offer to Exercise”).

This Amendment No. 2 is the final amendment to the Tender Offer Statement, in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exercise, as supplemented by the Supplement, and the related Election to Participate and Exercise Series W Warrants remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Exercise, as supplemented by the Supplement, and the related Election to Participate and Exercise Series W Warrants, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Exercise.

ITEMS 1 TO 11.

Items 1 to 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer to Exercise expired at 11:59 P.M. (Eastern Time) on February 8, 2018 (the “Expiration Date”). Based on information provided by the Depositary Agent, Series W Warrants to purchase an aggregate of 34,345 shares of Common Stock were tendered for exercise, and not properly withdrawn, for aggregate gross proceeds to the Company of $68,690. The Series W Warrants tendered for exercise, and not properly withdrawn, represent less than 1% of the Series W Warrants outstanding immediately prior to the Expiration Date. Series W Warrants that were not tendered remain in effect at the previous exercise price of $5.00 per share.

On February 9, 2018, the Company issued a press release announcing the final results of the Offer to Exercise, as set forth above. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(5)(D)	Press release dated February 9, 2018.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 9, 2018	PAVMED INC.

	By:	/s/ Lishan Aklog, M.D.
	Name:	Lishan Aklog, M.D.
	Title:	Chairman and Chief Executive Officer

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